Otis Worldwide Corporation
One Carrier Place
Farmington, CT 06032

July 1, 2022

VIA EDGAR (Correspondence)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C.20549
Attn: Claire Erlanger and Eiko Yaoita Pyles

Re:    Otis Worldwide Corporation
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 4, 2022
Form 10-Q for the Quarterly Period Ended March 31, 2022
Filed April 27, 2022
File No. 001-39221

Dear Ms. Erlanger and Ms. Pyles:

This letter sets forth the responses of Otis Worldwide Corporation (the “Company” or “Otis”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter to the Company dated June 6, 2022 (the “Letter”) regarding the filings listed above.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to our filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, we have repeated the caption and comment contained in the Letter below, in italics, together with the subheadings used in the Letter.

Form 10-Q for the quarterly period ended March 31, 2022

Note 1. General
Zardoya Otis Tender Offer, page 9

1.    We note your disclosure in Note 1 that the Tender Offer was approved on February 28, 2022 and as a result, the issued and outstanding shares of Zardoya Otis not owned by the Company were deemed redeemable at the option of the other shareholders and were reclassified from Noncontrolling interest to Redeemable noncontrolling interest on your Condensed Consolidated Balance Sheet, with the difference between the historical noncontrolling interest carrying value in the balance sheet and the fair value of the Tender Offer recorded to Accumulated deficit. We also note from your disclosure in Note 1 to the Financial Statements in the Form 10-K for the year ended December 31, 2021, that you reached an agreement with Euro Syns S.A. in December 2021 to irrevocably tender its shares at a fixed offer price in cash. Please tell us your basis for classifying the noncontrolling interest as temporary equity, rather than as a liability as of March 31, 2022. In this regard, please tell us how you considered the guidance in ASC 480-10-30-1 and ASC 480-10-55-54.

Response to Comment 1:

The Company acknowledges the Staff’s comment regarding the classification of the noncontrolling interest as temporary equity, rather than as a liability as of March 31, 2022. We considered the guidance in ASC 480-10-30-1, which requires mandatorily redeemable financial instruments be measured initially at fair value, and the guidance in ASC 480-10-55-54, which requires liability classification for forward contracts between a controlling shareholder and noncontrolling shareholder of an entity, where the controlling shareholder will purchase the shares of the noncontrolling shareholder in that entity. The Company has concluded, upon revisiting this guidance, that the Zardoya Otis shares owned by Euro Syns S.A. (“Euro Syns”) became mandatorily redeemable upon the approval by the Euro Syns shareholders and approval by the Comisión Nacional del Mercado de Valores (the “CNMV”), both of which occurred in the first quarter of 2022, and thus such interest should be classified as a liability as of March 31, 2022. The resulting correction of this error would decrease Redeemable noncontrolling interest and increase Forward purchase agreement (a new separate line) by $409 million at March 31, 2022. The impact of accretion of the liability would be de minimis to the quarterly period ended March 31, 2022, resulting in no impact to the Condensed Consolidated Statements of Operations, of Comprehensive Income, and of Cash Flows presented in the Company’s Form 10-Q for the quarter ended March 31, 2022.

The Company has evaluated all of the relevant facts and circumstances surrounding this error, and determined that the financial statements for the quarterly period ended March 31, 2022 are not materially misstated. Specifically, the Company considered the following disclosure included in Note 19: Subsequent Events:

As described in Note 1, "General", the Company announced the Tender Offer to acquire all of the issued and outstanding shares of Zardoya Otis not owned by Otis, at an offer price of €7.07 per share in cash after adjusting for dividends. The results of the Tender Offer were announced on April 7, 2022, with tenders of 45.49% of the shares outstanding accepted. The shares tendered to the Company were settled in cash on April 12, 2022 for approximately €1.5 billion from the Company’s restricted cash held in escrow, resulting in the Company owning 95.51% of Zardoya Otis.

We do not believe that the change in classification from Redeemable noncontrolling interest to Forward purchase agreement would be impactful to investors given that the Redeemable noncontrolling interest and Forward purchase agreement were settled on April 12, 2022 and this change of classification will not impact the financial statements for the quarter and six month periods ended June 30, 2022 and future balance sheets will be appropriately reported. While the Company has concluded that the first quarter unaudited financial statements are not materially misstated, the Company intends to include disclosure of the revision of the March 31, 2022 Balance Sheet in its upcoming Form 10-Q for the quarter ended June 30, 2022. The Company will revise the Statement of Changes in Equity for the quarterly period ended March 31, 2022 in its first quarter 2023 Form 10-Q.

The Company also considered the following regarding the error as part of our analysis:

1.Total Current Liabilities and Total Liabilities would increase $409 million as of March 31, 2022, as a result of the revision, which is 6.6% and 2.8% of the reported totals, respectively.
2.Redeemable noncontrolling interest would decrease $409 million (20.6%) as of March 31, 2022, as a result of the revision. However, Total Equity (Deficit) and Total Liabilities and Equity (Deficit) would be unchanged as of March 31, 2022.
3.There are no impacts to the Company’s debt covenants.
4.The cash to pay for the Zardoya Otis shares at issue was presented in Restricted cash as of March 31, 2022 and December 31, 2021, and therefore any balance sheet ratios calculated on an unrestricted basis (excluding the Restricted cash and the corresponding current liability to which the restricted cash relates) would not be impacted.

5.There are no management incentives based on balance sheet metrics impacted by this error.
6.The Company disclosed its intention to use the Restricted cash to pay for the purchase of all of the shares of Zardoya Otis not already owned by the Company, and the value of those shares, in numerous locations in the Company’s quarterly filing for the period ended March 31, 2022 and in the Company’s Form 10-K for the year ended December 31, 2021, including the following:
a.“Note 1: General” and “Note 19: Subsequent Events” to the financial statements for the quarterly period ended March 31, 2022, and in “Note 1: Business Overview” to the financial statements for the year ended December 31, 2021. In particular, “Note 19: Subsequent Events” to the financial statements for the quarterly period ended March 31, 2022 details the results, completion and cash settlement of the Tender Offer in April 2022, including the shares Euro Syns tendered to Otis.
b.Under subheading “Zardoya Otis Tender Offer” under heading “Business Overview” and under heading “Liquidity and Financial Condition” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarterly period ended March 31, 2022 and for the year ended December 31, 2021, including cross-references to the related financial statement disclosures for those periods.
c.Under subheading “Zardoya Otis” under heading “Joint Ventures and Non-Wholly Owned Subsidiaries” in Item 1. “Business” in the Company’s 2021 Form 10-K.
7.While acknowledging that the presentation as shown in the financial statements for the quarterly period ended March 31, 2022 was not in accordance with U.S. GAAP, it does indicate to the reader that Otis was obligated to redeem the shares and the amount at which they were to be redeemed.
8.As noted above, as the acceptance period for the Tender Offer closed in April 2022, and as the shares tendered to Otis were settled in the second quarter of 2022, the balance sheet and statement of equity impacts of this error will cease to be relevant to the financial statements for the quarter and six month periods ended June 30, 2022 and future balance sheets. Additionally, the March 31, 2022 balance sheet will not be presented again in its current form in future filings (unlike a year-end balance sheet).

The Company believes these disclosures and the financial statements taken as a whole leave no uncertainty or misunderstanding regarding Otis’ then-current liquidity position, intention and ability to finance the Tender Offer. Also, with the completion of the Tender Offer in April 2022, the Zardoya Otis shares owned by Euro Syns have been purchased by the Company and, therefore, will not be presented in the Company’s balance sheet in future filings.

Additionally, the Company’s Form 10-Q for the quarter and six months ended June 30, 2022 will be filed prior to the end of July 2022, which will reflect the completed Tender Offer results on the balance sheet.

Lastly, for the Zardoya Otis shares owned by Euro Syns determined to be a liability, any interest cost recorded as a result of the guidance in ASC 480-10-55-54 would be de minimis, as the period of time between the CNMV approval on February 28, 2022 and the balance sheet date of March 31, 2022 was minimal. The tender price per share agreed to with Euro Syns was the same as the Tender Offer price per share the Company used to calculate and record the value of the shares.

Taking into account all of factors which the Company has considered as described above, Otis intends to include disclosure in its filing of the Company’s Form 10-Q for the quarter and six months ended June 30, 2022 for the updated accounting conclusions and related revised presentation of the balances and activity for the shares of Zardoya Otis not owned by the Company as of and for the quarter ended March 31, 2022, as follows:

Following the filing of the Company’s Form 10-Q for the quarterly period ended March 31, 2022, we identified an error in the presentation of the Euro Syns, S.A. shares of Zardoya Otis. As noted in the Form 10-Q for the quarterly period ended March 31, 2022 and herein, Otis announced the Tender Offer for such shares in September 2021. Upon revisiting the accounting for the shares as of March 31, 2022, considering all the relevant facts and circumstances and upon review of the relevant accounting guidance, the Company has determined that the shares owned by Euro Syns, S.A., that were recorded in Redeemable non-controlling interest for $409 million should have been classified in Forward purchase agreement (a separate new financial statement line item within current liabilities), resulting in a net decrease in Redeemable noncontrolling interest of $409 million. Please refer to the table below for a summary of the impacts to each relevant financial statement line item of the condensed consolidated balance sheet as of March 31, 2022 to reflect the correct accounting. The effects of these corrections are reflected in these Condensed Consolidated Financial Statements for the three and six months ended June 30, 2022, including in the Statement of Changes in Equity, and will be reflected in future filings, as applicable.

	As of March 31, 2022
(dollars in millions)	As Previously Reported	Correction of Error	As Revised
Liabilities and Equity (Deficit)
Forward purchase agreement	$—	$409	$409
Total Current Liabilities	6,242	409	6,651
Total Liabilities	14,736	409	15,145
Redeemable noncontrolling interest	1,981	(409)	1,572
Total Liabilities and Equity (Deficit)	$11,795	$—	$11,795

There was no impact of this error to the Condensed Consolidated Statement of Operations, Comprehensive Income or the Statement of Cash Flows for the quarter ended March 31, 2022.

Form 10-Q for the quarterly period ended March 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 28

2.    You state that increases in cost of products and services and SG&A were due in part to labor inflation and commodity headwinds. In future filings, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Also, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response to Comment 2:

The comments are duly noted, and in our applicable future filings, we will include additional commentary on the principal factors contributing to the inflationary pressures, such as wage increases or changes to prices of raw material, including commodities such as steel and copper, impacting our Company.

Additionally, in our applicable future filings, we will also describe actions taken to mitigate inflationary pressures, such as increased productivity, restructuring, and pricing changes.

Form 10-Q for the quarterly period ended March 31, 2022

Risk Factors, page 41

3.    We note the following disclosure on page 26 of MD&A: "based on the ongoing crisis in Ukraine and the related ongoing supply chain disruptions, we have reassessed our operations in Russia, which represented approximately 2% of our 2021 revenue and profit, comprising mostly of New Equipment. The Company is not taking new elevator or escalator orders in Russia and will make no new investments in the country for the time being. We will continue to fulfill our existing agreements and provide essential equipment and services in Russia, when possible, while remaining in compliance with applicable laws, including applicable sanctions and export controls." In future filings, please revise to address the following as it relates to your business in Russia and Ukraine:

•Disclose any material reputational risks that may negatively impact your business associated with your response to the Russian invasion of Ukraine, for example in connection with action or inaction arising from or relating to the conflict;
•describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include, but is not limited to, risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions products or parts manufactured in Russia;
•disclose any risks that may impede your ability to sell assets located in Russia, including as a result of sanctions affecting potential purchasers, to the extent material. In light of your operations and assets in Russia, consider disclosing the risk that the Russian government may nationalize your assets and quantifying the potential impact to your financial statements, if material;
•disclose whether you continue to pay employees in Russia, including a discussion of whether they continue to engage in work for you and whether you have a legal obligation to continue to pay employees regardless of work status; and
•to the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Response to Comment 3:

The comments are duly noted, and we will address the specific points listed above in future filings to the extent that they are material and impacting the business at such time. Also, we want to highlight that we believe some of the points listed by the Staff have been addressed in our prior filings.

At the time of the filing of our Form 10-Q for the quarterly period ended March 31, 2022, the Company evaluated material risks in light of the ongoing crisis in Ukraine, including financial, operational, compliance, reputational and cyber risks and related mitigation actions associated therewith. Based upon that evaluation and the size of the operations in Russia, the Company concluded that there were no material changes in the Company's risk factors from those disclosed in Item 1A "Risk Factors," in our 2021 Form 10-K.

Also, we disclosed on pages 19-20 of our 2022 Proxy Statement the extensive role of our Board of Directors and its Committees in overseeing risks at Otis, and that the Board of Directors and its Committees regularly review and receive reports on the risks impacting the Company. Consistent with the risk management process that we have disclosed, the Otis Board of Directors and its Audit Committee have received numerous updates on the ongoing crisis in Ukraine and reviewed with management the financial, operational, compliance, reputational and cyber risks associated therewith and related mitigation actions.

Lastly, we disclosed on page 26 of the Form 10-Q for the quarterly period ended March 31, 2022, that “we will continue to fulfill our existing agreements and provide essential equipment and services in Russia, when possible, while remaining in compliance with applicable laws, including applicable sanctions and export controls”.

Accordingly, Otis currently continues to fulfill our contractual obligations to our Russian employees and customers in accordance with applicable law, and we will update any applicable disclosures as determined material in future filings.

If you have any questions regarding the responses set forth above, please do not hesitate to contact the undersigned at (959) 222-9960 or at michael.ryan@otis.com.

Sincerely,

/s/ MICHAEL P. RYAN

Michael P. Ryan
Vice President and Chief Accounting Officer

cc:	Otis Worldwide Corporation Audit Committee
R. Ghai, Executive Vice President and Chief Financial Officer
M. Palmer, Partner, PricewaterhouseCoopers LLP